Inspira Technologies OXY B.H.N. Ltd.

2 Ha-Tidhar St.

Ra’anana, 4366504, Israel

January 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inspira Technologies OXY B.H.N. Ltd. (CIK: 0001837493)

Registration Statement on Form F-3 (File No. 333- 284308) (the “Registration Statement”)

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Inspira Technologies OXY B.H.N. Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on January 23, 2025 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Ron Ben-Bassat, Esq. of Sullivan & Worcester LLP at (212) 660-5003 and that such effectiveness also be confirmed in writing.

Very truly yours,

Inspira Technologies OXY B.H.N. LTD.

By:	/s/ Dagi Ben-Noon
Dagi Ben-Noon
Chief Executive Officer